EXHIBIT 13.5

                                  FORM 10Q-SB/A

                       FOR THE PERIOD ENDING JUNE 30, 2000

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  FORM 10-QSB/A

/X/ Quarterly Report Under Section 13 or 15(d) of the Securities Exchange Act of 1934 For the quarterly period ended June 30, 2000

/ / Transition Report Under Section 13 or 15(d) of the Securities Exchange Act; For the transition period from _________ to __________

Commission File Number: 000-28845

                              INETVISIONZ.COM, INC.

        (Exact name of small business issuer as specified in its charter)

DELAWARE                                               33-0285179
----------------------------                           -------------------------
(State or other jurisdiction of                        (I.R.S. Employer
incorporation or organization)                         Identification No.)


6033 West Century Boulevard, Suite 500, Los Angeles, California         90045
---------------------------------------------------------------      ----------
          (Address of Principal Executive Offices)                   (Zip Code)

               Registrant's telephone number, including area code:
                                 (310) 338 9822


     Check  whether  the issuer (1) filed all  reports  required  to be filed by
Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                                   Yes X      No

     The issuer had 11,007,626 shares outstanding as of June 30, 2000.

Transitional Small Business Disclosure Format (check one):

                                   Yes      No  X

                              INETVISIONZ.COM, INC.

                                      INDEX


                                                                        PAGE NO.
                                                                        --------


PART I -  FINANCIAL INFORMATION

Item 1.   Financial Statements                                                 3

          Comparative Consolidated Balance Sheets
          as of June 30, 2000 (unaudited) and December 31, 1999                3

          Comparative Unaudited Consolidated Statements of Operations
          for the six months ended June 30, 2000 and June 30, 1999             5

          Comparative Unaudited Consolidated Statements of Cash Flows for
          the six and three months ended June 30, 2000 and June 30, 1999       6

          Notes to Unaudited Consolidated Financial Statements                 7

Item 2.   Management's Discussion and Analysis of Financial Condition
          and Results of Operation                                            12

PART II - OTHER INFORMATION

Item 1.   Legal Proceedings                                                   14

Item 2.   Changes in Securities and Use of Proceeds                           14

Item 3.   Defaults Upon Senior Securities                                     14

Item 4.   Submission of Matters to a Vote of Security Holders                 14

Item 5.   Other Information                                                   14

Item 6.   Exhibits and Reports of Form 8-K                                    15
          (a)  Exhibits
          (b)  Reports on Form 8-K

PART I - FINANCIAL INFORMATION
ITEM 1.  FINANCIAL STATEMENTS

INETVISIONZ.COM, INC.
CONSOLIDATED BALANCE SHEETS
AS OF JUNE 30, 2000 AND DECEMBER 31, 1999
(AMOUNTS EXPRESSED IN U.S. DOLLARS)

                                                            (Unaudited)
                                                              June 30        December 31
                                                                2000             1999
                                                            ------------     ------------
ASSETS
CURRENT ASSETS
         Cash                                               $     86,916     $      1,000
         Cash-restricted                                              --          107,957
         Accounts receivable,
           net of allowance for doubtful accounts
           of $211,000 as of June 30, 2000 and
           $113,000 as of December 31, 1999                      695,375          333,639
         Common stock receivable                                      --           50,000
         Inventory                                                36,791               --
         License                                                 250,000               --
         Other current assets                                     78,267           23,220
                                                            ------------     ------------
              Total current assets                             1,147,349          515,816

PROPERTY AND EQUIPMENT, net of accumulated
depreciation and amortization                                    473,353          402,396

OTHER ASSETS:
         Customer lists, net                                     177,436          205,436
         Product license, copyrights, trademark
         and concept, net                                        158,425          183,425
         Covenant not to compete, net                             31,685           36,685
         Loan receivable-related party                            14,500           12,750
         Investment in non-marketable equity securities          862,500               --
                                                            ------------     ------------

              Total assets                                  $  2,865,248     $  1,356,508
                                                            ============     ============

LIABILITIES AND SHAREHOLDER'S DEFICIT
CURRENT LIABILITIES

         Accounts payable and accrued expenses              $  1,268,449     $  1,164,457
         Deferred consulting revenues                            770,417               --
         Deferred tuition                                         27,000           90,451
         Loan payable, bank                                           --          100,015
         Notes payable, related parties, net of debt
           discount                                              201,333          211,000
         Advances, related parties                               324,000               --
         Convertible debt, net of debt discount                  234,157               --
                                                            ------------     ------------
              Total current liabilities                        2,825,356        1,565,923

STOCKHOLDERS' DEFICIT
         Common stock; $0.001 par value,
          71,428,571 shares authorized,
          11,840,959 (including 833,333 shares committed
           but not issued) and 11,007,626 shares issued
          and outstanding at June 30, 2000 and December
          31, 2000, respectively                                  11,841           11,007
         Additional paid in capital                            5,990,992        5,326,873
         Accumulated deficit                                  (5,962,941)      (5,547,295)
                                                            ------------     ------------
              Total stockholders' equity (deficit)                39,892         (209,415)
                                                            ------------     ------------
         Total current liabilities and
         stockholders' deficit                              $  2,865,248     $  1,356,508
                                                            ============     ============

INETVISIONZ.COM, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE SIX AND THREE MONTHS ENDED JUNE 30, 2000 AND JUNE 30, 1999 (AMOUNTS EXPRESSED IN U.S. DOLLARS)

                                                   (unaudited)      (unaudited)
                                                Six months ended  Six months ended
                                                  June 30, 2000    June 30, 1999
                                                ----------------   ---------------
NET REVENUES                                      $  2,333,222       $  1,429,305

COST OF REVENUES                                       659,178            564,222
                                                  ------------       ------------

GROSS PROFIT                                         1,674,044            865,083

OPERATING EXPENSES                                   1,807,100          1,830,011

INTEREST EXPENSE                                       282,590
                                                                          176,006
                                                  ------------       ------------

NET LOSS                                          $   (415,646)      $ (1,140,934)
                                                  ------------       ------------
NET LOSS PER SHARE
basic and diluted                                 $      (0.04)      $      (0.16)
                                                  ------------       ------------

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING
basic and diluted                                   11,285,404          7,046,857

                                                   (unaudited)        (unaudited)
                                               Three months ended  Three months ended
                                                 March 31, 2000      March 31, 1999
                                               ------------------  ------------------
NET REVENUES                                      $  1,323,588       $    703,594

COST OF REVENUES                                       304,312            282,269
                                                  ------------       ------------

GROSS PROFIT                                         1,019,276            421,325

OPERATING EXPENSES                                   1,068,793            635,773

INTEREST EXPENSE                                       259,882            105,604
                                                  ------------       ------------

NET LOSS                                          $   (309,399)      $   (320,052)
                                                  ------------       ------------

NET LOSS PER SHARE
basic and diluted                                 $      (0.03)      $      (0.05)
                                                  ------------       ------------

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING
basic and diluted                                   11,563,181          7,106,857
                                                  ------------       ------------


INETVISIONZ.COM, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE SIX MONTHS ENDED JUNE 30, 2000 AND JUNE 30, 1999
(AMOUNTS EXPRESSED IN U.S. DOLLARS)

                                                       (unaudited)        (unaudited)
                                                    Six months ended    Six months ended
                                                      June 30, 2000      June 30, 1999
                                                    ----------------     ---------------

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss                                              $   (415,646)        $ (1,140,934)
                                                      ------------         ------------
ADJUSTMENTS TO RECONCILE NET LOSS TO NET CASH
USED IN OPERATING ACTIVITIES:
Depreciation and amortization                              145,676               94,111
Non-cash revenue                                          (258,750)                  --
Options and stock compensation                             124,353              855,000
Debt discount amortization and interest expense
 recorded on beneficial conversion                         265,090              176,006
Changes in operating assets and liabilities
Accounts receivable, net                                  (361,736)            (100,824)
License                                                   (250,000)                  --
Other current assets                                       (91,838)              32,237
Accounts payable and accrued expenses                      103,992              (29,955)
Deferred tuition revenue                                   (63,451)               7,385
Deferred consulting revenue                                166,667                   --
                                                      ------------         ------------
     Total adjustments                                    (219,997)           1,033,960
                                                      ------------         ------------

     Net cash used in operating activities                (635,643)            (106,974)
                                                      ------------         ------------

CASH FLOWS FROM INVESTING ACTIVITIES:
Cash-restricted (restriction released)                     107,957                   --
Advances on loan receivable                                 (1,750)             (44,116)
Payments to acquire property,
     equipment and intangibles                            (158,633)             (77,461)
                                                      ------------         ------------

     Net cash used in investing activities                 (52,426)            (121,577)
                                                      ------------         ------------
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from related party advances, net                  324,000               45,316
Proceeds from notes payable, related parties               250,000              176,006
Proceeds from private placements                                --               75,000
Repayment of loan payable, bank                           (100,015)                  --
Proceeds from collection of common stock receivable         50,000                   --
Proceeds from convertible debt                             250,000                   --
                                                      ------------         ------------
     Net cash provided by financing activities             773,985              296,322
                                                      ------------         ------------

NET INCREASE (DECREASE) IN CASH                             85,916               67,771

CASH, beginning of year                                      1,000                7,160
                                                      ------------         ------------

CASH, end of year                                           86,916               74,931
                                                      ============         ============

                              INETVISIONZ.COM, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
             (Unaudited for the 6 Months ended June 30, 2000 & 1999)


NOTE 1    BASIS OF PRESENTATION

The financial statements of iNetVisionz.com (the "Company") for the three and six months ended June 30, 2000 and 1999 are unaudited. Certain information and note disclosures normally included in the financial statements prepared in accordance with generally accepted accounting principles have been omitted.
These financial statements should be read in conjunction with the audited financial statements and notes thereto as of and for the year ended December 31, 1999 included in the Company's Amended Form 10-SB filing dated April, 2001. In the opinion of management, the financial statements contain all adjustments, consisting of normal recurring adjustments, necessary to present fairly the financial position of the Company for the periods presented. The interim operating results may not be indicative of operating results for the full year or for any other interim periods.

NOTE 2    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION:

The accompanying consolidated financial statements include the accounts of Inetvisionz.com, Inc. (the "Parent"), and its wholly owned subsidiaries. All material intercompany transactions have been eliminated in consolidation.

BUSINESS ACTIVITY:

The Company is in the business of providing technology training services, technology consulting, and technology job placement services.

USE OF ESTIMATES:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

REVENUE RECOGNITION:

TUITION REVENUES

The Company recognizes tuition revenue from corporate and individual customers (excluding JTPA and ETP) as services are performed over the term of each enrollment, usually ranging from 1 week to 20 weeks.

The Company also provides tuition services and technical training under Federal and State funded Job Training Programs, which are as follows:

Job Training Placement Act ("JTPA"): The Company currently has yearly contracts with nine Southern California organizations under the JTPA. Pursuant to these agreements, the Company recognizes tuition revenue at various stages after services have been performed without any further contingencies or performance obligations, and thereby have earned the right to receive and retain payments for services billed. A summary of the various stages is as follows:

25% - Upon enrollment in the training program and attainment of one learning objective of core training (not less than 15 hours) and submission of verification of enrollment, timesheets and corresponding invoice by the Company to the respective agency.

                              INETVISIONZ.COM, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
             (Unaudited for the 6 Months ended June 30, 2000 & 1999)


NOTE 2    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

50% - Upon satisfactory completion of at least 50% of the designated course hours and competencies as outlined in the course curriculum and attainment of test scores or achievement levels prescribed in the curriculum. The Company is responsible for submitting corresponding timesheets, performance evaluations and test scores documenting activity and related invoice to the respective agency.

25% - Upon satisfactory completion of the remaining curriculum hours and being placed in unsubsidized employment of 8 hours or more. The Company is responsible for submitting corresponding timesheets, correspondence documenting activity, evidence of employment with certain information and related invoice to the respective agency.

Employment Training Panel ("ETP") - The Company currently has a contract under the ETP and is funded by the State of California. Pursuant to this agreement, the Company recognizes tuition revenue after services have been completed without any further contingencies or performance obligations, and thereby have earned the right to receive and retain payments for services billed. The Company is entitled to receive progress payments at various stages, a summary of which is as follows:

20% - Upon services rendered in connection with enrollment of students in the training program and submission of verification of enrollment, timesheets and corresponding invoice by the Company to the respective agency.

80% - Upon satisfactory completion of the curriculum hours and continual employment for 91 consecutive days after placement by the Company. The Company is responsible for submitting corresponding timesheets, correspondence documenting activity, evidence of employment with certain information and related invoice to the respective agency.

CONSULTING REVENUES

The Company recognizes revenue upon permanent placement of technical personnel with the Company's customers at revenue amounts to be determined on an individual basis. In the event that the employer of the permanently placed candidate is dissatisfied with the candidate's performance within the initial 30 days of employment, the Company would be obligated to replace the candidate at no cost, provided the employer has paid its fees in full. The Company recognizes revenues 30 days after satisfactory placement of technical personnel.

The Company also provides computer consulting and technical support on internal computer networks on an hourly basis and temporary placement of technical personnel in exchange for a percentage of their hourly wages rates. The Company implements primarily internet based business plans developed internally and externally. The Company recognizes revenues for these services in accordance with Statement of Position ("SOP") 97-2 "Software Revenue Recognition," as amended by SOP 98-4 and SOP 98-9, in that revenues from multiple software arrangements will be allocated to each element of the arrangement based on the relative fair values using specific objective evidence as defined in the SOPs. If no such objective evidence exists, revenues from the contracts will not be recognized until the entire contract is completed and accepted by the customer. Once the amount of the revenue for each element is determined, the Company recognizes revenue as each element is completed and accepted by the customer. For contracts that require significant production, modification or customization of software, the Company applies percentage of completion contract accounting in conformity with ARB No. 45 and SOP 81-1.

                              INETVISIONZ.COM, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
             (Unaudited for the 6 Months ended June 30, 2000 & 1999)


NOTE 2   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

The Company recognizes consulting and technical support revenues only when no further contingencies or material performance obligations are warranted, and thereby would have earned the right to receive and retain payments for services performed and billed.

DEFERRED TUITION REVENUES

Deferred revenue represents amounts received as non-refundable deposits on student enrollments for which the revenue is not yet recognizable as the services have not yet been performed. The deposits received are non-refundable. However, the Company honors delayed enrollments at a future date, for as long as a timely notice as determined on an individual basis is provided to the Company.

DEFERRED CONSULTING REVENUES

Deferred consulting revenues represents amounts received for providing future computer consulting and technical support that have not yet been earned.

INVESTMENT IN NON-MARKETABLE EQUITY SECURITIES:

The Company owns 50% of the outstanding common stock of LiquidationBid.com, a start-up company. This investment is accounted for by the equity method, as the Company does not have control.

There is no cost basis in this investment and there are no assets, liabilities nor operating activities of the investee. Pursuant to APB 18, "The Equity Method of Accounting for Investments in Common Stock," there are no recorded amounts included in the financial statements.

The  Company   entered   into  an   agreement   with   RxAlternative.com,   Inc.
("RxAlternative") in which it received stock as compensation for services to be provided to RxAlternative, which is valued at $862,500 (see Note 7).

LICENSE

The Company paid $250,000 and entered into a "Compact Disk Affiliate Agreement" with Preference Technologies, Inc. Under the terms of the agreement, the Company becomes a sponsor and distributor of Preference's Global Information Gateway ("GIG"). The Company will amortize the license on a straight-line basis over its term of one year. The GIG is a marketing device that the Company uses to communicate with its existing and potential students and customers. The GIG provides its users with a personalized "gateway" to the Internet, where the Company may advertise and otherwise communicate with those parties on the GIG at any given time. The Company's user license expires concurrently with this License. In the event Preference Technologies would to terminate or otherwise refuse to continue to provide the GIG after the August 2001 termination date, the Company's management believes that its operations would not be materially effected. Prior to the formation of the GIG licensing arrangement, the Company utilized traditional marketing methods to secure its customers and students.

NET LOSS PER SHARE:

Basic and diluted net loss per share have been calculated based upon the weighted average number of common shares outstanding during the period. Common equivalent shares have been excluded from the calculation of diluted earnings per share as their impact would be anti-dilutive.

                              INETVISIONZ.COM, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
             (Unaudited for the 6 Months ended June 30, 2000 & 1999)


NOTE 2   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

SEGMENT:

As substantially all the Company's operations occur at the subsidiary level, and based on the Company's integration and management strategies, the Company currently believes it operates in two business segments, which are as follows:

     - Provide education through the distant learning environment using the internet and traditional classroom setting and follow-on placement services;

     -    Provide corporations e-commerce solutions through web consulting.

See Note 11 for segment disclosures.

RECENT ACCOUNTING PRONOUNCEMENTS:

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133 ("SFAS 133"), "Accounting for Derivative Instruments and Hedging Activities." SFAS 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities on the balance sheet at their fair value. This statement, as amended SFAS 137, is effective for financial statements for all fiscal years beginning after June 15, 2000. The Company has not yet determined the impact of the adoption of this standard on its results of operations, financial position or cash flow.

In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin ("SAB") 101, "Revenue Recognition," which outlines the basic criteria that must be met to recognize revenue and provides guidance for presentation of revenue and for disclosure related to revenue recognition policies in financial statements filed with the Securities and Exchange Commission. The effective date of this pronouncement is the fourth quarter of the fiscal year beginning after December 15, 1999. The Company believes that adopting SAB 101 will not have a material impact on its financial position and results of operations.

In March 2000, the FASB issued FASB Interpretation No. 44 ("FIN 44") "Accounting for Certain Transactions involving Stock Compensation, an interpretation of APB Opinion No. 25". FIN 44 clarifies the application of Opinion 25 for (a) the definition of employee for purposes of applying Opinion 25, (b) the criteria for determining whether a plan qualifies as a noncompensatory plan, (c) the accounting consequence for various modifications to the terms of a previously fixed stock option or award, and (d) the accounting for an exchange of stock compensation awards in a business combination. FIN 44 is effective July 1, 2000, but certain provisions cover specific events that occur after either December 15, 1998,or January 12, 2000. The adoption of certain other provisions of FIN 44 prior to March 31, 2000 did not have a material effect on the financial statements. The Company does not expect that the adoption of the remaining provisions will have a material effect on the financial statements.

                              INETVISIONZ.COM, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
             (Unaudited for the 6 Months ended June 30, 2000 & 1999)

NOTE 3    GOING CONCERN

The Company's consolidated financial statements are prepared using the generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. Without realization of additional capital, it would be unlikely for the Company to continue as a going concern. This factor raises substantial doubt about the Company's ability to continue as a going concern.

Management recognizes that the Company must generate additional resources to enable it to continue operations. The Company intends to begin recognizing significant revenues during 2000. Management's plans also include the sale of additional equity securities and debt financing from related parties. However, no assurance can be given that the Company will be successful in raising additional capital. Further, there can be no assurance, assuming the Company successfully raises additional equity, that the Company will achieve profitability or positive cash flow. If management is unable to raise additional capital and expected significant revenues do not result in positive cash flow, the Company will not be able to meet its obligations and will have to cease operations.

NOTE 4    MAJOR CUSTOMERS

During the six months ended June 30, 2000, revenues from the three largest customers accounted for approximately 44% of total revenues.

Included in accounts receivable at June 30, 2000 is approximately $529,000 due from these customers.

NOTE 5    PAYABLES TO RELATED PARTIES

The Company has various notes payable and advances to related parties. The notes payable consists of the following at June 30, 2000:


     Unsecured promissory notes, bearing interest at 9%
     per  annum,  principal  and  interest  due  on the
     maturity  date.  Pursuant to this  agreement,  the
     maturity date shall be one year from the execution
     date of the promissory  note (March 2001),  net of
     unamortized discount of $48,667.                                 $  201,333
                                                                      ==========

The total interest expense accrued on related-party notes for the three and six month periods ended June 30, 2000 was approximately $10,500 and $17,500, respectively.

During the quarter ended June 30, 2000, the Company converted $250,000 of related-party notes to equity (see Note 8).

In addition, in connection with the unsecured promissory notes, the Company issued warrants to purchase a total of 100,000 shares of common stock at $0.80 per share, expiring March 2003, immediately exercisable. The warrants were valued at $73,000 (based on Black-Scholes computation under SFAS 123) which was recorded as a debt discount and an increase to additional paid-in capital and will be amortized over the life of the promissory note.

The related interest expense recognized for debt discount amortization for the three and six month periods ended June 30, 2000 was approximately $21,500 and $37,500, respectively.

                              INETVISIONZ.COM, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
             (Unaudited for the 6 Months ended June 30, 2000 & 1999)

NOTE 5    PAYABLES TO RELATED PARTIES, continued

In addition, the Company, from time to time, received advances from other related parties. The advances from related parties are unsecured, either non-interest bearing or bearing interest at 7% and payable on demand or within 180 days. At June 30, 2000, the advances totaled $324,000.

NOTE 6    CONVERTIBLE DEBENTURES

In June 2000, the Company issued a $250,000 secured convertible debenture bearing interest at a rate of 8%. The notes are convertible at one share of Company common stock per $.75 principal amount of the debenture or 70% of the five day average of the ask price per share of the Company's common stock based on the five days preceding the notice of intent to convert.

In connection with this discounted conversion feature the Company recorded $19,600 of debt discount. The Company will amortize the debt discount over the period from the date the debt was issued to the date it becomes exercisable and has recognized $3,757 in interest expense for the three and six months ended June 30, 2000 in the accompanying Statement of Operations.

NOTE 7    CONTRACTS

The Company entered into agreements with RxAlternative.com to develop two websites starting January 2000 and provide monthly technical support and maintenance services over a period of one year. Pursuant to these agreements, the Company received 750,000 shares of RxAlternative's (a private company) restricted common shares (4.17% undiluted interest of RxAlternative) valued at $1.15 per share (based on recent private sales of RxAlternative stock) for total revenues of $862,500, $603,750 of which was deferred at June 30, 2000 based on the Company's estimate of percentage complete. The Company was also granted 100,000 stock options to purchase 100,000 shares of common stock at $1.00 per share. The Company will also receive $10,000 per month for maintenance services for up to 40 man-hours of services rendered and plans to record this revenue over the term of the agreement upon satisfactory completion of services and acceptance by RxAlternative.

In May 2000, the Company entered into an agreement with perFORMplace.com, an unrelated party, to develop its website for a total fee of $240,000 to be received through December 2000. At June 30, 2000, no revenues had been recognized under this agreement.

In June 2000, the Company entered into an agreement with Netbizex, a company that has certain shareholders in common with the Company, to develop three websites for $250,000. At June 30, 2000, one-third of the work has been completed; therefore, the Company recognized $83,333 of revenue and $167,667 of deferred revenues under this agreement.

NOTE 8    STOCK ACTIVITY

In May 2000, the Company agreed to issue 833,333 shares of common stock to related parties. The issuance was in connection with the conversion of notes payable with a net book value of $224,000. The beneficial conversion price of $0.30 per share resulted in the recognition of $224,000 of interest expense in the quarter ended June 30, 2000. The shares were not issued until August 31, 2000, but the transaction is reflected at June 30, 2000 as it was approved during the quarter ended June 30, 2000.

                              INETVISIONZ.COM, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
             (Unaudited for the 6 Months ended June 30, 2000 & 1999)

NOTE 9  STOCK OPTIONS

During the six months ended June 30, 2000, the Company issued options to purchase 809,000 shares at $1.00 per share to employees, directors and various third parties. As the fair value was less than the exercise price, no expense was recorded under APB 25 for options issued to employees and directors; $37,630 of expense was recorded under SFAS 123 for options issued to various third parties.

In 1999, the Company entered into an agreement with one of its directors in which the director (Mr. Lawrence W. Horwitz) received options to acquire 300,000 shares of stock at $1.75 per share. Under the terms of the option agreement, 225 options vest for each hour of service provided by Mr. Horwitz on behalf of the Company. The exercise price of $1.75 is payable as follows: $1.00 in services at the value of $225 per hour and $.075 in cash. During the six months ended March 31, 2000, the director vested in 86,723 options for services provided which was recorded as $86,723 of accrued legal expense.

In addition, the Company issued 100,000 warrants in connection with the related party notes (see Note 5).

The Company canceled 171,000 options during the six months ended March 31, 2000.

NOTE 10  PAYROLL TAX LIABILITY

In April 2000, the Company negotiated a payment plan on its delinquent payroll taxes including approximately $154,000 in interest and penalties. Under the payment plan, the Company will make monthly payments of $15,000 until the liability is fully paid off. The related liability at June 30, 2000 is approximately $376,000.

NOTE 11  SEGMENT INFORMATION

The Company's principal segments are:

     - Provide education through distant learning environment using the internet and traditional classroom settings, and permanent placement of technical personnel with the Company's customers.

     -    Provide corporations e-commerce solutions through web consulting.

Financial information about industry segments as of and for the six months ended June 30, 2000 and 1999 is as follows:

                                               Six Months ended June 30,
                                                2000              1999
                                            ------------      ------------
     Operating revenues:
          Education and placement           $  1,922,139      $  1,429,305
          Technological consulting               411,083                --
                                            ------------      ------------
          Total operating revenues          $  2,333,222      $  1,429,305
                                            ============      ============

     Operating loss:
          Education and placement           $    (99,980)     $   (964,928)
          Technological consulting               (33,076)               --
                                            ------------      ------------
          Net operating loss                $   (133,056)     $   (964,928)
                                            ============      ============

     Identifiable assets:
          Education and placement           $  1,730,072      $  1,766,931
          Technological consulting             1,135,176                --
                                            ------------      ------------
          Total                             $  2,865,248      $  1,766,931
                                            ============      ============

                              INETVISIONZ.COM, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
             (Unaudited for the 6 Months ended June 30, 2000 & 1999)


NOTE 11   SEGMENT INFORMATION, continued

Operating loss is revenues minus operating expenses.

Identifiable assets by segment are assets used in or otherwise identifiable with the Company's operations in each segment.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is management's discussion and analysis of iNetVisionz.com's financial condition and results of operations. Detailed information is contained in the financial statements included in this document. This section contains forward-looking statements that involve risks and uncertainties, such as statements of the company's plans, objectives, expectations and intentions. The cautionary statements made in this document should be read as being applicable to all related forward-looking statements wherever they appear in this document.

SIX MONTHS ENDING JUNE 30, 2000 (UNAUDITED) COMPARED TO THE SIX MONTHS ENDING JUNE 30, 1999 (UNAUDITED).

Revenues for the six-month period ended June 30, 2000 increased 63% to $2,333,222 from $1,429,305 in the year ago period. Of the total increase, $492,834 is from education and placement revenues and $411,083 is from technological consulting revenues. Education revenue increases are due to increased classes and students that reflect the strong demand in the marketplace for technical training. Technological consulting revenues began in the second quarter, and represent $258,750 non-cash sales relating to RxAlternative, $83,333 in cash sales to Netbizex, a related-party company, and $69,000 in cash sales to unrelated parties.

The increase in gross profit from 60.5% in last year's six months ended June 30, 1999 to 72% in the current year period, reflects better management and cost control by the Company in the current period. The Company hired several instructors on a full time basis resulting in decrease in cost of sales percentage as compared to prior periods when the Company used outside contractors at three to four times cost of an on staff instructor. In addition the Company earned $411,083 in its new technology consulting segment which produced a higher than average gross margin due to the nature of the work performed.

Operating expenses decreased to 77.5% revenue in the six months ended June 30, 2000 as compared to 128.0% of revenue in the last year's period. The Company had $1,807,000 in operating expenses for the six-month period ended June 30, 2000, as compared to $1,830,011 of such expense for the same period in 1999.
The decrease in operating expenses is primarily attributed to $855,000 of non-recurring non-cash options and stock compensation expense in 1999, offset by an increase in facilities and the number of employees and key personnel to accommodate the growing needs of the Company in 2000.

Interest expense increased from $176,006 in the six-month period ended June 30, 1999 to $282,590 in the six-month period ended June 30, 2000. The increase is primarily attributed to a non-cash charge of $224,000 related to the beneficial conversion of notes payable and other non-cash debt discount amortization totaling $41,000 in 2000, offset by the non-cash beneficial conversion of $176,000 recorded in 1999.

As a result of the above factors, net loss decreased to $(415,646) or $(0.04) per share in 2000 from a net loss of $(1,140,934) or $(0.16) per share in 1999.

THREE MONTHS ENDING JUNE 30, 2000 (UNAUDITED) COMPARED TO THE THREE MONTHS ENDING JUNE 30, 1999 (UNAUDITED).

Revenues for the three-month period ended June 30, 2000 increased 88% to $1,323,588 from $703,594 in the year ago period. Of the total increase, $208,911 is from education and placement revenues and $411,083 is from technological consulting revenues. Education revenue increases are due to increased classes and students that reflect the strong demand in the marketplace for technical training. Technological consulting revenues began in the second quarter, and represent $258,750 non-cash sales relating to RxAlternative, $83,333 in cash sales to Netbizex, a related-party company, and $69,000 in cash sales to unrelated parties.

The increase in gross profit from 59.9% in the three months ended June 30, 1999 to 77.0% in the three months ended June 30, 2000, reflects better management and cost control by the Company in the current period. The Company hired several instructors on a full time basis resulting in decrease in cost of sales percentage as compared to prior periods when the Company used outside contractors at three to four times cost of an on staff instructor. In addition the Company earned $411,083 in its new technology consulting segment which produced a higher than average gross margin due to the nature of the work performed.

Operating expenses decreased to 80.7% of revenue in the three months ended June 30, 2000 as compared to 90.4% of revenue in the last year's period. The Company had $1,068,739 in operating expenses for the quarter ended June 30, 2000, as compared to $635,773 of such expense for the same period in 1999. The increase in operating expenses is primarily attributed to the increase in facilities and the increase in number of employees and key personnel to accommodate the growing needs of the Company.

Interest expense increased from $105,604 in the three months ended June 30, 1999 to $259,882 in the three months ended June 30, 2000. The increase is primarily attributed to a non-cash charge of $224,000 related to the beneficial conversion of notes payable and other non-cash debt discount amortization totaling $21,000, offset by the non-cash beneficial conversion of $106,000 recorded in 1999.

As a result of the above factors, net loss decreased to $(309,399) or $(0.03) per share in 2000 from a net loss of $(320,052) or $(0.05) per share in 1999.

LIQUIDITY AND CAPITAL RESOURCES

As of June 30, 2000, the Company had cash and cash equivalent balance of $86,916 as compared to $1,000 as of December 31, 1999.

Gross accounts receivable at June 30, 2000 was approximately $906,000 or 44% of the cash revenues recorded for the six-month period ended June 30, 2000. These accounts primarily represent sales of $708,000 to customers that are traditionally slow payers; of this total, approximately $206,000 has been collected after June 30, 2000. Management routinely assesses the collectibility of these receivables and maintains reserves that are adequate based on management's detailed analysis and historical experience.

The Company increased cash flows used in operations by $528,669 from $106,974 to $635,643 for the six months ended June 30, 1999 and 2000, due primarily to payments for a license and increased operating activity related to the Company's growth.

Net investing activities consumed $52,426 for the six months ended as compared to $121,577 in the corresponding period last year.

Cash provided by financing activities amounted to $773,985 as compared to $296,322 in the same period last year. The increase primarily reflects increased borrowing from related parties.

The Company intends to fund future capital expenditures and working capital requirements through anticipated cash flows from operations. Although the Company believes that funding will be sufficient, the Company may also consider the use of funds from other external sources, including, but not limited to public or private offerings of debt or equity. The Company's auditors have issued a going concern opinion for the year ended December 31, 1999. While management believes that private sources of funding should be sufficient to continue as its operations, there is no guaranty that such funding will be available to the Company as needed or on terms favorable to the Company.

                            PART II OTHER INFORMATION

ITEM 1.   LEGAL PROCEEDINGS

          In management's opinion, there are no material litigation matters pending or threatened against the company.

ITEM 2.   CHANGES IN SECURITIES AND USE OF PROCEEDS.

          In December 1999, Laguna Pacific Partners, LLP and Knightrider Investments, Inc. provided $150,000 and $100,000, respectively, through a secured promissory note financing. In May 2000, the Company determined that it would be unable to pay back these sums and as a result, the Company negotiated to convert each of these investments into 475,000 shares to Strawberry Canyon Capital, Inc., 25,000 to Laguna Pacific Partners, LLP and 333,333 shares to Knightrider Investments, Inc. Strawberry Canyon Capital, Inc. paid to Laguna Pacific Partners, LLP under this bridge facility. Lawrence W. Horwitz, Director, is the sole shareholder of Strawberry Canyon Capital, Inc. one of the general partners of Laguna Pacific Partners, LLP. Laguna Pacific Partners, LLP and Knightrider Investments, Inc. are accredited investors. The Company relied upon an exemption from registration available under Section 4(2) of the Act when issuing these securities to these investors.

ITEM 3.   DEFAULT UPON SENIOR SECURITIES.

          None

ITEM 4.   SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS.

          None.

ITEM 5.   OTHER INFORMATION.

          Changes in Registrant's Certifying Accountant

The Registrant has engaged Corbin & Wertz, certified public accountants, 2603 Main Street, Suite 600, Irvine, California 92614 ("Corbin & Wertz") as its independent accountants for all accounting purposes related to the Registrant's business operations and the Registrant's reporting requirements. Corbin & Wertz replaces Kabani & Company, Inc., Certified Public Accountants ("Kabani"), who had been retained by the Company as its independent accountant solely for the purposes of the review of the Company's quarterly statements for the quarter ending March 31, 2000, and becomes the Company's principal accountants as of August 14, 2000. Kabani's review of the March 31, 2000 financial statements of the Registrant contained no adverse opinion or a disclaimer of opinion, or was qualified nor modified as to audit scope or accounting principles as its actions consisted of a review only. The engagement of Corbin & Wertz was approved by the Board of Directors.

During the Registrant's period in which Kabani was retained commencing May 11, 2000 and ending August 14, 2000 preceding such registration, declination, or dismissal, there were no disagreements with Kabani on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure. There is nothing to report under Item 304(a)(1)(v)(A) through (D).

A copy of this Form 8-K was sent to Kabani and a letter from Kabani stating whether or not they agree with the disclosures contained in this Form 10-QSB has been requested and will be filed as an Amendment to this 10-QSB within 2 days of receipt by Registrant, but no later than 10 days from the date of filing this Form 10-QSB.

ITEM 6.   EXHIBITS AND REPORTS ON FORM 8-K.

          (a)  Exhibits:

          (b)  Reports on Form 8-K

     On May 17, 2000 the Company filed a Form 8-K to report that Kabani and Associates, Inc. had replaced Stonefield Josephson as the Company's certified public accountants for reporting purposes.

     On June 5, 2000 the Company filed a Form 8-K/A to report that Stonefield Josephson agreed with the Company's statements in the May 17, 2000 Form 8-K.

                                   SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant caused this amended quarterly report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        INETVISIONZ.COM, INC.


Dated April 3, 2001                     /s/ Noreen Khan
                                        -----------------------------------
                                        Noreen Khan,
                                        Chief Executive Officer and Director